Chapman and Cutler LLP                                 111 West Monroe Street
                                                     Chicago, Illinois  60603




                              November 15, 2018




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7715
                          FT Income Portfolio Series
                                 (the "Trust")
                      CIK No. 1752412 File No. 333-227797
--------------------------------------------------------------------------------



Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Objective
___________________

      1. PLEASE REVISE TO DELETE THE ELLIPSIS IN THE DISCLOSURE PARAGRAPH FOR THE HYLS FUND.

      Response: The referenced disclosure has been deleted.

      2.  WE  ARE  AWARE  THAT  RATINGS  AGENCIES  AND  THE FINANCIAL MEDIA HAVE
RECENTLY REPORTED THAT TYPICAL LENDER PROTECTIONS ARE BEING ERODED AND THAT "COVENANT-LITE" LOANS ARE INCREASINGLY COMMON. IF THE TRUST INTENDS TO INVEST IN COVENANT-LITE LOANS, OR IN FUNDS WHICH INVEST IN SUCH LOANS, PLEASE DESCRIBE SUCH LOANS AND THE EXTENT TO WHICH THE TRUST IS EXPOSED TO THEM. PLEASE ALSO CONSIDER ENHANCING RISK DISCLOSURE REGARDING SUCH LOANS.

      Response: The following disclosure has been added to the prospectus;

            The Funds invest significantly in "covenant-lite" loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _________________________
                                               Daniel J. Fallon


Enclosures